

OFFERING MEMORANDUM

facilitated by

Hood Relics LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Hood Relics LLC
State of Organization	NY
Date of Formation	08/01/2017
Entity Type	Limited Liability Company
Street Address	1861 Madison St Apt 2R, Ridgewood NY, 11385
Website Address	https://www.butterroll.org/

(B) Directors and Officers of the Company

Key Person		Amy Collado
Position with the Company	Title	Owner & Founder
	First Year	2017
Other business experience (last three years)		*Founder/Sole Proprietor*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Amy Collado	100%

(D) The Company's Business and Business Plan

The Team

Amy 'amz' Collado, Founder/CEO

Amy 'amz' Collado is a cultural producer, housing rights organizer and creative director.

She has more than 10+ of experience in experimental production, coordinating and sales.

Amz's eclectic experience ranges from bridal consulting with bed Bath & Beyond to Events Manager & Art Consultant at Damien Hirst's Other Criteria in SoHo, NY. She lead successful crowdfunding campaigns which funded projects such as a short film project, gifts to disadvantaged youth, and wellness packages.

Most recently, she co-produced a free community roller skate event in The Bronx in collaboration with other skate organizations. Past events include various skate activations in partnership with LeFrak Center at Prospect Park, producer of Barry's Gordy The Last Dragon - 30th anniversary celebration in partnership with TriBeCa Cinemas and much more.

Why a Skate Shop?

It's no secret just how disenfranchised Black and Brown communities continue to be.

And so it should not be a surprise that the same disparities exist within Roller Skating, on the business end of it specifically. There are still very few us owning the rinks we skate at, or operating places from which we buy our skates.

This summer, and the pandemic, brought roller skating out for the world to see with videos of these 'overnight' sensations appearing on everyone's timelines. What it really did was show just how much the skate world thrived behind closed rink doors.

Pop-up events were everywhere. Where there was a lot, or tennis court, people were out there showing off their moves or helping others learn. While the few seasonal roller rinks remained closed until late summer, people were hosting their own makeshift events. Butter Roll was one of them. At our pop up in Bushwick in September, partnership with the Brooklyn Library - Macon Branch and joint event The Bronx in October (not forgetting many others skate group events occurring weekly) proved people are invested in making this sport part of their lives, that is, if it already isn't. One thing no one saw coming were sales of Roller Skates. They went through the roof! All manufacturers, brands and shops were sold out for weeks at a time.

Unfortunately many people have yet to invest in a pair of skates since not every buys online and the experience is a lot like buying a pair of shoes: people need to feel, touch, and test it out before committing. And the more people that own their own skates, the more skate classes (virtual or irl) they can participate in, the more skate events they will feel invested in attending, the more we show how vital having indoor rinks in NYC is for our well-being.

Butter Roll Skate Shop wants to help make more skaters out of New Yorkers.

The Space

The space has hardwood floors and bright. It is connected to a soon to be record shop. Cozy, intimate place I'm hoping to make Butter Roll's first official home/flagship.

- Great location: one block from the M train and high traffic area that I can reach my target audience at directly
- Space is great because I wouldn't need to fix or renovate, just move in. I'd also have access to the basement for storage!
- If I meet my maximum funding, I will be able to get necessary display equipment to showcase latest custom skate, a great back drop, signage and more.

Our Mission

Our mission is to make roller skating accessible to BIPOC (Black, Indigenous, People of Color) while encouraging the cultivation of inclusive skate sub-communities.

- Creating a 'Third Space' that is welcoming
- Producing authentic content that represents New York Roller Skating
- Offering unique & affordable skates & accessories
- Encouraging peer relationship building (we need more skate crews!)

Traction & Validation

My community is already excited that Butter Roll exists as it is. During these difficult times, a physical shop by a native New Yorker will be so well received!

- We have sold out of our first branded t-shirt which was limited edition of 30
- During our Bushwick pop up, we sold a pair of skates that were just meant to be displayed
- Last month, we released a Zine - edition of 15 - out of stock within days
- Currently, we are just 3 hoodies away from being out of stock - edition of 25

Intended Use of Funds

We plan to use the funds to offer salary, build out the space and purchase start up inventory.

- Firstly, Sustainability and transparency is important. Funding will cover a salary in order to dedicate myself to running the shop full-time
- The second, if we meet our target, funding will cover 3 months of rent and utilities. If we meet our max we will be able to cover a few more months as we work on building our name
- The rest will help cover expenses such as insurance, marketing, and branding.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$40,000
Offering Deadline	February 3, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Employee Salary	$25,000	$30,000
Employee taxes	$800	$1,200
Working capital	$4,500	$9,000
Build-out Space	$1,500	$3,200
Inventory	$5,000	$10,000
Marketing	$800	$3,000
Mainvest Compensation	$2,400	$3,600
TOTAL	$40,000	$60,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	8.0 - 12.0%[2]
Payment Deadline	2025-10-01
Maximum Payment Multiple	1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.38%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 8.0% and a maximum rate of 12.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$40,000	8.0%
$45,000	9.0%
$50,000	10.0%
$55,000	11.0%
$60,000	12.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Amy Collado	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Butter Roll Skate Shop has yet to begin operating in earnest. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$109,500	$120,450	$128,881	$135,325	$139,384
Cost of Goods Sold	$36,500	$40,150	$42,960	$45,107	$46,459
Gross Profit	$73,000	$80,300	$85,921	$90,218	$92,925
EXPENSES					
Insurance	$250	$256	$262	$268	$274
Rent	$16,200	$16,605	$17,020	$17,445	$17,881
Utilities	$1,200	$1,230	$1,260	$1,291	$1,323
Salaries	$30,000	$33,000	$35,309	$37,074	$38,186
Taxes	$1,200	$1,230	$1,260	$1,291	$1,323
Shipping equipment	$3,600	$3,690	$3,782	$3,876	$3,972
Operating Profit	$20,550	$24,289	$27,028	$28,973	$29,966

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation

Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$700.00	$700.00
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-10,752.00	$-4,045.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V